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News Release	No. 17-350
July 31, 2017

Platinum Group Metals Ltd.
Operational and Strategic Process Update

VANCOUVER, BRITISH COLUMBIA and JOHANNESBURG, SOUTH AFRICA – 31/07/17 -- Platinum Group Metals Ltd. (TSX:PTM) (NYSE:PLG) (“Platinum Group” or the “Company”) provides a corporate update regarding the previously announced restructuring of the Maseve Mine, development work at Waterberg and the ongoing strategic alternatives process.

Maseve Platinum Mine

The Company has successfully changed the operating plan at Maseve and lowered its cost structure to align with a reduced production ramp up profile. Production guidance will be provided as operations commence under the new operating plan in the months ahead.

Contractor terminations and consultations with labour unions have been completed in a positive climate of mutual respect and in accordance with the South African Labour Act. All major contracts and union agreements have been settled and agreed promptly, inline with the Company’s budgeted plan. This has allowed for detailed manpower planning for the new mine plan going forward.

Details of the new mine plan are in final preparation in consultation with the continuing mining contractor, Redpath South Africa. Changes to the management and supervision of the mine have also been made with a focus on near term performance.

The Maseve Mine has good potential in terms of grade, underground developed access, completed infrastructure and a mill that operates in line with design criteria. During the transition period, restructuring work has focused on improvements to the underground infrastructure.

Under the new mine plan, a hybrid method will be utilized, consisting of mechanized primary access development and conventional stoping. The focus will be to achieve positive cash flow with tight cost control, as soon as possible. As previously announced the Company is expected to require US$15 million to US$20 million to achieve this objective. The company is exploring further debt, the sale of assets or equity as methods of financing.

Waterberg Project

At the Waterberg Project, the Company has completed a detailed shareholders agreement with JV partners the Japan Oil, Gas and Metals National Corporation (“JOGMEC”) and Mnombo Wethu Consultants. The Company is awaiting approval by the Department of Mineral Resources for the transfer of the project Prospecting Permits into the project holding company, Waterberg JV Resources Pty Ltd. The Company plans for Waterberg JV Resources Pty Ltd to apply for a mining right in 2017. Funding for the Waterberg Project is currently provided by JOGMEC as part of their earn-in commitment. Engineering, drilling, hydrological and geological work for a planned Definitive Feasibility Study for the Waterberg Project is ongoing.

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Strategic Alternatives Update

The Company continues to work with BMO Capital Markets and Macquarie Capital to review and assess strategic alternatives. The Company has received several proposals and is actively engaged in evaluating a number of specific opportunities at both the asset and corporate levels.

Several expressions of interest have been received for the Maseve Mine assets. The Company recognizes the opportunity for significant regional synergies in the Western Bushveld region. In addition to the execution of its own revised mine plan at Maseve, the Company is actively exploring possible synergies, sale of assets, joint ventures, direct investment and custom milling.

The Company has active interest in its Waterberg Project from multiple parties in South Africa and internationally with discussions ongoing. Interest in Waterberg is driven by the strategic nature of the Waterberg deposit as one of the only significant primary platinum and palladium assets globally with a thick, low cost, fully mechanized mine plan. The deposit is in contrast to narrow, high cost, deep level platinum mining. The Company regards Waterberg as an important core asset.

About Platinum Group Metals Ltd.

Platinum Group, based in Johannesburg, South Africa and Vancouver, Canada, has a successful track record with more than 20 years of experience in exploration, mine discovery, mine construction and mining operations.

Formed in 2002, Platinum Group holds significant mineral rights and large-scale reserves of platinum and palladium in the Bushveld Igneous Complex of South Africa, which is host to over 70% of the world's primary platinum production. The Company is currently focused on ramping up the Maseve Mine, its first near-surface platinum mine, to commercial production.

Platinum Group has delineated new low-cost, near-surface reserves on the North Limb of the Bushveld Complex on the Waterberg Project. Waterberg represents a new bulk type of large-scale, shallow low-cost platinum, palladium and gold deposit. Waterberg is one of the only large-scale dominantly palladium deposits in the world.

Qualified Person

R. Michael Jones, P.Eng., the Company’s President, Chief Executive Officer and a significant shareholder of the Company, is a non-independent qualified person as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and is responsible for preparing the technical information contained in this news release. He has verified the data by reviewing the detailed information of the geological and engineering staff and the Independent Qualified Person reports as well as visiting the site regularly.

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On behalf of the Board of
Platinum Group Metals Ltd.

For further information contact:
R. Michael Jones, President
or Kris Begic, VP, Corporate Development
Platinum Group Metals Ltd., Vancouver
Tel: (604) 899-5450 / Toll Free: (866) 899-5450
www.platinumgroupmetals.net

Disclosure

The Toronto Stock Exchange and the NYSE MKT LLC have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (collectively “forward-looking statements”). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding the commencement of operations under the new operating plan for the Maseve Mine; particulars in respect of the new mine plan for the Maseve Mine; the amount of expected additional financing to achieve positive cash flow; the ramp up and potential achievement of commercial production at the Maseve Mine; anticipated or potential developments at the Waterberg Project, including drilling and the potential results thereof, the potential for increasing confidence in mineral resources and upgrading categories of mineral resources, mine planning, potential water sources, work on the DFS including engineering and design work to reduce and improve underground development at Waterberg and to optimize the project scale and return, and the filing of a mining right; working capital requirements; potential sales of assets, debt or equity; the Company’s ability to obtain further funding; corporate and asset level strategic alternatives; the potential economics of the Waterberg Project, if developed; the Company’s key objectives; and the Company’s plans and estimates regarding exploration, studies, development, construction, production, cash flows and other activities and developments. Statements of mineral resources and mineral reserves also constitute forward-looking statements to the extent they represent estimates of mineralization that will be encountered on a property and/or estimates regarding future costs, revenues and other matters. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance and that actual results may differ materially from those in forward-looking statements as a result of various factors, including risks related to indebtedness; the Company’s capital requirements may exceed its current expectations; the uncertainty of cost, operational and economic projections; the ability of the Company to negotiate and complete future funding transactions; variations in market conditions; the nature, quality and quantity of any mineral deposits that may be located; metal prices; other prices and costs; currency exchange rates; the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities; the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies; risks related to contractor performance and labor disruptions; and other risk factors described in the Company’s Form 40-F annual report, annual information form and other filings with the Securities and Exchange Commission and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.

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Cautionary Note to U.S. and other Investors

Estimates of mineralization and other technical information included or referenced in this press release have been prepared in accordance with NI 43-101. The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC Industry Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash-flow analysis to designate reserves and the primary environmental analysis or the report must be filed with the appropriate governmental authority. As a result, the reserves reported by the Company in accordance with NI 43-101 may not qualify as "reserves" under SEC standards. In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves; "inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian securities laws, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Additionally, disclosure of "contained ounces" in a resource is permitted disclosure under Canadian securities laws; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measurements. Accordingly, information contained or referenced in this press release containing descriptions of the Company's mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of United States federal securities laws and the rules and regulations thereunder.